Mail Stop 3561

July 22, 2008

Michael J. Newsome, Chief Executive Officer
Hibbett Sports, Inc.
451 Industrial Lane
Birmingham, Alabama 35211

> **Re:** **Hibbett Sports, Inc.**
> **Form 10-K for the Year Ended February 2, 2008**
> **Filed April 2, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 2, 2008**
> **File No. 0-20969**

Dear Mr. Newsome:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

     H. Christopher Owings
     Assistant Director

cc: John S. Mitchell, Jr.
       Williams Mullen
       Via Facsimile